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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 15, 2014

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464

Post-Effective Amendment No. 65

Dear Ms. Roberts:

On February 14, 2014, Ohio National Fund, Inc. (the “Registrant”), filed a Post-Effective Amendment to its Registration Statement under the Securities Act of 1933 on Form N-1A to add a new series, the Risk Managed Balanced Portfolio (the “Portfolio”). In a conversation with the undersigned on March 25, 2014, you provided comments to the Post-Effective Amendment. Please find below Registrant’s responses to those comments. Registrant will give effect to disclosure changes made in response to Staff comments by means of a Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act.

Principal Investment Strategies

Comment 1. The second to last sentence in the first paragraph refers to “the desired allocation.” Please clarify what is meant by “desired allocation.”

Response. The Registrant has amended the disclosure to refer to “the desired allocation of 80% Balanced Component and 20% Risk Management Component.” Please note that the sentence has been revised to clarify that the portfolio may be rebalanced at any time.

Comment 2. In the second sentence of the second paragraph, should the reference to “fixed-income senior securities” be changed to delete the word “senior” because the previous sentence does not reference “senior.”

Response . The Registrant has not deleted the word “senior” from the second sentence. The second sentence is included to indicate that the Registrant will comply with the SEC staff position that an investment company that holds itself out as “balanced” should invest at least 25% of its assets in fixed-income senior securities (see Release No. IC-24828 (the adopting release for Rule 35d-1), footnote 42). The previous sentence is not inconsistent, as it indicates that the remaining assets of the Portfolio will be invested in fixed-income securities and cash equivalents, which may include securities that are not fixed-income senior securities.

Comment 3. Please revise the last sentence of the last paragraph, which suggests that cash instruments may be a subset of derivative instruments.

Response. The Registrant has amended the disclosure to avoid the suggestion that ETFs and cash instruments are derivative instruments.

Principal Risks

Comment 4. Please consider breaking out part of the derivatives risk into a separate risk to emphasize that the risk management strategy may not be successful.

Response. The Registrant has broken out, as a separate risk from the derivatives risk, a new “Risk Management Strategy Risk,” as follows:

Risk Management Strategy Risk — While the Portfolio will invest in derivatives to implement its risk management strategy, there can be no assurance that the strategy will work as intended. The Portfolio’s performance could be worse than if the Portfolio had not employed its risk management strategy. Use of derivative instruments could reduce, instead of enhance, the risk adjusted return of the Portfolio.

Comment 5. Please consider revising the first sentence of the ETF Risk disclosure to indicate that an ETF is subject to the risks associated with direct ownership of the securities comprising the index on which the ETF is based. Also, please include the disclosure that the market price of ETF shares may trade above or below net asset value.

Response. The Registrant has amended the ETF Risk disclosure as requested:

Exchange-Traded Funds Risk — An ETF is subject to the risks associated with direct ownership of the securities comprising the index on which the ETF is based. Shares of ETFs are traded on an exchange and may trade at either a premium or discount to NAV. Investing in an ETF may incur additional fees and/or expenses which would, therefore, be borne indirectly by the Portfolio in connection with any such investment.

Certain Investments and Related Risks

Comment 6. In the third to last sentence of the “Primary Investments” section, you state that the Portfolio normally invests at least 25% of its assets in equity securities and at least 25% of its assets in fixed-income senior securities. Please make this disclosure consistent with the strategy description in the summary prospectus.

Response. Registrant has not made the requested revision. As indicated above in the response to comment 2, the sentence in this section is intended to reflect the position of the SEC staff that an investment company that holds itself out as “balanced” should invest at least 25% of its assets in fixed-income senior securities and at least 25% of its assets in equities. The earlier disclosures in the summary prospectus portion are not inconsistent with this disclosure.

Fund Management

Comment 7. Please indicate that the applicable portfolio managers are co-managers. Also, please provide additional adviser information regarding AnchorPath to the extent you think it is appropriate.

Response. The disclosure has been revised to refer to portfolio managers as co-managers. In addition, the following sentence has been added to the advisory information regarding AnchorPath:

AnchorPath is a privately held firm that has served as investment adviser to separately managed accounts for clients since 2010.

Part C

Comment 8. Please update Part C going forward to indicate that the advisory agreements will be filed by amendment.

Response. The amendment to the Advisory Agreement and the Sub-Advisory Agreements for the new portfolio will be filed with the Post-Effective Amendment filed pursuant to Rule 485(b).

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel